UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2022

November 14, 2022

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
Quarterly securities report issuing date:	November 29, 2022
Dividend payment date:	December 5, 2022
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2022

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2022	4,314,217	45.8	591,094	(40.1)	231,091	(70.4)
September 30, 2021	2,958,419	(5.8)	986,006	67.0	781,433	95.0

(*)	Comprehensive income

                September 30, 2022: 301,170 million yen,     (75.3) %                 ;         September 30, 2021: 1,221,301 million yen,     57.1%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2022	18.50	18.33
September 30, 2021	60.87	60.69

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2022	391,800,530	17,850,938	4.3
March 31, 2022	373,731,910	17,988,245	4.6

(Reference) Shareholders’ equity as of     September 30, 2022: 16,821,316 million yen;     March 31, 2022: 17,023,773 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total	net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2022	—	13.50	—	14.50	28.00
ending March 31, 2023	—	16.00
ending March 31, 2023 (Forecast)			—	16.00	32.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2023 (Consolidated)

MUFG has the target of 1,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2023. (There is no change to our earnings target released on May 16, 2022.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2022	13,281,995,120 shares
	March 31, 2022	13,281,995,120 shares
(B) Treasury stocks:	September 30, 2022	991,692,588 shares
	March 31, 2022	667,296,084 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2022	12,489,571,267 shares
	Six months ended September 30, 2021	12,838,768,042 shares

*This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Notes on Going-Concern Assumption	8
(5) Changes in Accounting Policies	8
(6) Additional Information	8
(7) Significant Subsequent Events	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2022”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	November 14, 2022 (Monday)
Explanation for investors and analysts:	November 16, 2022 (Wednesday)

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Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Assets:
Cash and due from banks	110,763,205	102,378,661
Call loans and bills bought	872,268	705,358
Receivables under resale agreements	12,308,310	13,421,653
Receivables under securities borrowing transactions	4,517,952	4,527,739
Monetary claims bought	6,466,822	8,125,509
Trading assets	17,704,455	20,919,894
Money held in trust	1,332,492	1,355,335
Securities	79,560,579	84,451,528
Loans and bills discounted	110,426,224	119,771,151
Foreign exchanges	2,300,859	2,544,114
Other assets	14,050,293	18,339,939
Tangible fixed assets	1,236,012	1,268,316
Intangible fixed assets	1,344,225	1,457,328
Net defined benefit assets	1,374,607	1,454,967
Deferred tax assets	213,922	357,866
Customers’ liabilities for acceptances and guarantees	10,481,838	11,893,956
Allowance for credit losses	(1,222,162)	(1,172,792)

Total assets	373,731,910	391,800,530

Liabilities:
Deposits	215,427,299	222,062,651
Negotiable certificates of deposit	10,938,831	13,819,636
Call money and bills sold	2,429,791	3,501,486
Payables under repurchase agreements	27,619,262	34,514,370
Payables under securities lending transactions	1,072,578	924,369
Commercial papers	2,108,531	3,090,731
Trading liabilities	12,397,702	16,072,218
Borrowed money	31,763,332	22,790,482
Foreign exchanges	2,182,400	2,361,195
Short-term bonds payable	1,316,803	1,298,997
Bonds payable	13,257,347	16,052,500
Due to trust accounts	12,811,123	9,125,969
Other liabilities	10,861,695	15,767,277
Reserve for bonuses	136,724	122,253
Reserve for bonuses to directors	1,866	2,891
Reserve for stocks payment	8,437	8,511
Net defined benefit liabilities	86,355	94,583
Reserve for retirement benefits to directors	812	733
Reserve for loyalty award credits	17,113	19,649
Reserve for contingent losses	232,291	182,605
Reserves under special laws	4,656	4,665
Deferred tax liabilities	492,451	145,604
Deferred tax liabilities for land revaluation	94,414	92,247
Acceptances and guarantees	10,481,838	11,893,956

Total liabilities	355,743,665	373,949,591

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	770,277	770,717
Retained earnings	11,998,157	12,047,913
Treasury stock	(451,288)	(688,056)

Total shareholders’ equity	14,458,659	14,272,088

Net unrealized gains (losses) on available-for-sale securities	1,615,060	330,322
Net deferred gains (losses) on hedging instruments	(81,145)	(337,897)
Land revaluation excess	140,628	138,567
Foreign currency translation adjustments	734,588	2,238,359
Remeasurements of defined benefit plans	193,865	172,652
Debt value adjustments of foreign subsidiaries and affiliates	(37,883)	7,223

Total accumulated other comprehensive income	2,565,114	2,549,228

Non-controlling interests	964,471	1,029,621

Total net assets	17,988,245	17,850,938

Total liabilities and net assets	373,731,910	391,800,530

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Ordinary income	2,958,419	4,314,217
Interest income	1,260,434	2,363,604
Interest on loans and bills discounted	803,807	1,154,963
Interest and dividends on securities	271,233	874,150
Trust fees	71,607	71,411
Fees and commissions	822,700	859,244
Trading income	120,262	88,193
Other operating income	198,752	442,190
Other ordinary income	484,661	489,573
Ordinary expenses	1,972,413	3,723,123
Interest expenses	268,052	690,489
Interest on deposits	94,620	266,670
Fees and commissions	149,531	158,454
Trading expenses	2,516	937
Other operating expenses	72,815	998,359
General and administrative expenses	1,333,552	1,429,403
Other ordinary expenses	145,944	445,477

Ordinary profits	986,006	591,094

Extraordinary gains	115,676	7,783
Gains on disposition of fixed assets	17,439	7,783
Gains on change in equity	64,944	—
Gains on sales of shares of affiliates	29,053	—
Gains on sales of shares of subsidiaries	4,240	—
Extraordinary losses	45,742	65,132
Losses on disposition of fixed assets	4,598	5,172
Losses on impairment of fixed assets	21,484	6,838
Provision for reserve for contingent liabilities from financial instruments transactions	1	8
Losses on sales of shares of affiliates	—	29,401
Losses on change in equity	19,657	23,711

Profits before income taxes	1,055,941	533,744

Income taxes-current	153,153	202,010
Income taxes-deferred	72,592	58,800

Total taxes	225,745	260,810

Profits	830,195	272,934

Profits attributable to non-controlling interests	48,761	41,842

Profits attributable to owners of parent	781,433	231,091

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Profits	830,195	272,934
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	67,776	(1,179,037)
Net deferred gains (losses) on hedging instruments	(12,482)	(267,240)
Foreign currency translation adjustments	240,622	1,058,679
Remeasurements of defined benefit plans	(12,215)	(21,755)
Share of other comprehensive income of associates accounted for using equity method	107,405	437,589

Total other comprehensive income	391,106	28,236

Comprehensive income	1,221,301	301,170

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,170,361	217,266
Comprehensive income attributable to non-controlling interests	50,939	83,904

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2021

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566
Cumulative effects of changes in accounting policies			(6,617)		(6,617)
Restated balance	2,141,513	977,287	11,193,470	(502,794)	13,809,476	2,583,417	131,566
Changes during the period
Cash dividends			(160,918)		(160,918)
Profits attributable to owners of parent			781,433		781,433
Repurchase of treasury stock				(8,521)	(8,521)
Disposal of treasury stock		(0)		5,573	5,573
Reversal of land revaluation excess			7,434		7,434
Changes in subsidiaries’ equity		(2,560)			(2,560)
Net changes of items other than shareholders’ equity						46,831	(9,755)

Total changes during the period	—	(2,560)	627,950	(2,948)	622,441	46,831	(9,755)

Balance at the end of the period	2,141,513	974,726	11,821,420	(505,742)	14,431,918	2,630,249	121,811

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	149,183	9,953	163,189	(50,832)	2,986,478	913,684	17,716,257
Cumulative effects of changes in accounting policies						(14)	(6,632)
Restated balance	149,183	9,953	163,189	(50,832)	2,986,478	913,669	17,709,625
Changes during the period
Cash dividends							(160,918)
Profits attributable to owners of parent							781,433
Repurchase of treasury stock							(8,521)
Disposal of treasury stock							5,573
Reversal of land revaluation excess							7,434
Changes in subsidiaries’ equity							(2,560)
Net changes of items other than shareholders’ equity	(7,434)	357,343	(11,467)	5,975	381,493	35,010	416,503

Total changes during the period	(7,434)	357,343	(11,467)	5,975	381,493	35,010	1,038,945

Balance at the end of the period	141,748	367,296	151,721	(44,856)	3,367,971	948,680	18,748,570

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2022

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Changes during the period
Cash dividends			(183,396)		(183,396)
Profits attributable to owners of parent			231,091		231,091
Repurchase of treasury stock				(238,655)	(238,655)
Disposal of treasury stock		0		1,887	1,887
Reversal of land revaluation excess			2,061		2,061
Changes in subsidiaries’ equity		440			440
Net changes of items other than shareholders’ equity						(1,284,738)	(256,751)

Total changes during the period	—	440	49,756	(236,767)	(186,570)	(1,284,738)	(256,751)

Balance at the end of the period	2,141,513	770,717	12,047,913	(688,056)	14,272,088	330,322	(337,897)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the period
Cash dividends							(183,396)
Profits attributable to owners of parent							231,091
Repurchase of treasury stock							(238,655)
Disposal of treasury stock							1,887
Reversal of land revaluation excess							2,061
Changes in subsidiaries’ equity							440
Net changes of items other than shareholders’ equity	(2,061)	1,503,770	(21,212)	45,107	(15,886)	65,150	49,263

Total changes during the period	(2,061)	1,503,770	(21,212)	45,107	(15,886)	65,150	(137,307)

Balance at the end of the period	138,567	2,238,359	172,652	7,223	2,549,228	1,029,621	17,850,938

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Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

None.

(5) Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance for Fair Value Measurement”), has been applied from the beginning of the six-month period ended September 30, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance for Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance for Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the six-month period ended September 30, 2022 due to the application of this Guidance.

(6) Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥67,098 million as of September 30, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” issued by the Financial Accounting Standards Board and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp (“USB”) because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

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Mitsubishi UFJ Financial Group, Inc.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, restrictions on economic activity will be eased mainly in major economies, resulting in gradual decrease in the economic impact, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain and, as we continue to monitor risks, including the risk of a significant economic downturn, which may increase due to, for example, prolongation of high global inflation and acceleration of monetary tightening, significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2022 and subsequent reporting periods due to such and other developments affecting the financial performance of counterparties or the economic environment.

(Valuation losses of a foreign subsidiary which are reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023, and which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥631,861 million of losses for the six months ended June 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. The aggregate losses reflected ¥385,215 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥232,571 million of valuation losses related to loans held for sale recorded as Other ordinary expenses. All of the losses recognized by MUAH are reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023.

In connection with the same transaction, it is currently estimated that MUAH will recognize an aggregate of approximately ¥410 billion of losses for the quarter ended September 30, 2022. It is also currently estimated that the aggregate estimated losses will reflect approximately ¥210 billion of valuation losses related to securities held for sale to be recorded as Other operating expenses and approximately ¥220 billion of valuation losses related to loans held for sale to be recorded as Other ordinary expenses. All of the losses recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023.

The closing of the sale of the shares in MUB is expected to occur on December 1, 2022, subject to the satisfaction of the remaining closing conditions. Any Gains on sale of shares in subsidiaries resulting from the sale of the shares in MUB are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

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Mitsubishi UFJ Financial Group, Inc.

(7) Significant Subsequent Events

(Closing Date of the Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On September 21, 2021, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the six-month period ended June 30, 2022 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with USB to sell all of the shares in MUB held by MUAH. All of the regulatory approvals necessary to complete the transfer of the MUB shares to USB (the Share Transfer) and related transactions contemplated by the Share Purchase Agreement have been obtained on or prior to October 19, 2022. Accordingly, the closing of the Share Transfer is expected to occur on December 1, 2022, subject to the satisfaction of the remaining closing conditions. Any Gains on sale of shares in subsidiaries resulting from the Share Transfer are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

The MUB businesses that will be transferred to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are being transferred to the Bank and MUAH in phases prior to the Share Transfer for consideration paid in the form of cash.

(A) Business Divestiture

(a) Outline of the business divestiture

(i) Name of the acquiring entity

U.S. Bancorp

(ii) Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

(iii) Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(iv) Date of the business divestiture

Expected to be effective on December 1, 2022

(v) Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

10

Mitsubishi UFJ Financial Group, Inc.

(b) Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

(c) Overview of continued involvement related to the business divestiture

MUFG expects to hold an investment in USB upon receipt of shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB will enter into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank is expected to provide and receive certain services based on such agreements.

In addition, the corporate credit card business for GCIB business customers and certain Japanese customers that is currently run by MUB is expected to be transferred from MUB to the Bank after the Share Transfer, subject to certain conditions precedent, including the receipt of regulatory approval.

(B) Transaction under Common Control

(a) Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are being transferred to the Bank and MUAH in phases prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(b) Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Implementation Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

11

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2022

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated][ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	26

11. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	27

12. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	29

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	31

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	2,323,442	1,980,900	342,541
Gross profits before credit costs for trust accounts	2,323,442	1,980,851	342,590
Net interest income	1,674,077	992,441	681,636
Trust fees	71,411	71,607	(196)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	700,789	673,168	27,621
Net trading profits	89,420	117,746	(28,325)
Net other operating profits	(212,257)	125,936	(338,194)
Net gains (losses) on debt securities	(497,177)	70,598	(567,775)
General and administrative expenses	1,428,165	1,343,287	84,878
Amortization of goodwill	10,223	8,896	1,327
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	905,500	646,460	259,039
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	895,276	637,563	257,712
Provision for general allowance for credit losses (2)	45,158	—	45,158
Net operating profits*1	940,434	637,613	302,821
Net non-recurring gains (losses)	(349,340)	348,393	(697,733)
Credit costs (3)	(363,896)	(73,096)	(290,800)
Losses on loan write-offs*2	(294,116)	(68,856)	(225,260)
Provision for specific allowance for credit losses	(71,234)	—	(71,234)
Other credit costs	1,453	(4,240)	5,694
Reversal of allowance for credit losses (4)	—	43,749	(43,749)
Reversal of reserve for contingent losses included in credit costs (5)	27,960	5,444	22,515
Gains on loans written-off (6)	46,945	41,760	5,185
Net gains (losses) on equity securities	76,125	126,065	(49,940)
Gains on sales of equity securities	147,037	145,337	1,699
Losses on sales of equity securities	(15,404)	(14,072)	(1,332)
Losses on write-down of equity securities	(55,507)	(5,200)	(50,307)
Equity in earnings of equity method investees	239,246	218,377	20,868
Other non-recurring gains (losses)*2	(375,720)	(13,906)	(361,814)

Ordinary profits	591,094	986,006	(394,912)

Net extraordinary gains (losses)	(57,349)	69,934	(127,283)
Net gains (losses) on disposition of fixed assets	2,611	12,840	(10,229)
Losses on impairment of fixed assets	(6,838)	(21,484)	14,646
Net gains (losses) on sales of shares of affiliates	(29,401)	29,053	(58,454)
Net gains (losses) on change in equity	(23,711)	45,286	(68,998)
Gains on sales of shares of subsidiaries	—	4,240	(4,240)
Profits before income taxes	533,744	1,055,941	(522,196)
Income taxes-current	202,010	153,153	48,856
Income taxes-deferred	58,800	72,592	(13,792)
Total taxes	260,810	225,745	35,064
Profits	272,934	830,195	(557,260)
Profits attributable to non-controlling interests	41,842	48,761	(6,918)

Profits attributable to owners of parent	231,091	781,433	(550,342)

Profits attributable to owners of parent, taking into account gains on sale of shares in MUB*3	679,219	781,433	(102,214)

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥631,861 million of losses were recognized primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments - Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥385,215 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥232,571 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3.  “Profits attributable to owners of parent, taking into account gains on sale of shares in MUB” reflects the above-described losses of ¥631,861 million recognized under accounting treatment applied in connection with the planned sale of the shares in MUB net of ¥448,127 million of extraordinary gains that are expected to be recorded in connection with the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(243,832)	17,906	(261,739)
Number of consolidated subsidiaries	252	250	2
Number of affiliated companies accounted for under the equity method	54	53	1

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	1,176,143	997,467	178,675
Gross profits before credit costs for trust accounts	1,176,143	997,418	178,725
Domestic gross profits	610,546	563,635	46,911
Net interest income	389,748	298,905	90,842
Trust fees	56,194	58,216	(2,021)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	147,694	152,747	(5,053)
Net trading profits	(16,365)	3,430	(19,796)
Net other operating profits	33,275	50,335	(17,060)
Net gains (losses) on debt securities	(22,855)	50,660	(73,516)
Non-domestic gross profits	565,596	433,832	131,764
Net interest income	770,284	286,254	484,030
Net fees and commissions	116,969	81,709	35,259
Net trading profits	20,000	26,649	(6,648)
Net other operating profits	(341,656)	39,219	(380,876)
Net gains (losses) on debt securities	(475,452)	13,270	(488,722)
General and administrative expenses	655,461	640,996	14,465
Personnel expenses	213,975	209,630	4,345
Non-personnel expenses	403,405	400,898	2,506
Taxes	38,080	30,467	7,613
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	520,681	356,422	164,259
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	520,681	356,471	164,210
Net non-recurring gains (losses)	240,343	201,000	39,343
Credit costs (3)	(9,506)	(10,916)	1,410
Reversal of allowance for credit losses (4)	69,742	71,113	(1,370)
Reversal of reserve for contingent losses included in credit costs (5)	26,840	6,090	20,750
Gains on loans written-off (6)	8,117	7,775	342
Net gains (losses) on equity securities	78,874	119,490	(40,615)
Gains on sales of equity securities	144,102	137,993	6,109
Losses on sales of equity securities	(15,612)	(14,411)	(1,201)
Losses on write-down of equity securities	(49,614)	(4,091)	(45,523)
Other non-recurring gains (losses)	66,274	7,447	58,826

Ordinary profits	761,025	557,471	203,553

Net extraordinary gains (losses)	(9,518)	3,345	(12,864)
Net gains (losses) on disposition of fixed assets	359	11,119	(10,760)
Losses on impairment of fixed assets	(4,747)	(8,064)	3,317
Losses on sales of shares of affiliates	(5,248)	—	(5,248)
Income before income taxes	751,506	560,817	190,689
Income taxes-current	141,589	98,244	43,344
Income taxes-deferred	68,893	51,843	17,049
Total taxes	210,482	150,088	60,393

Net income	541,024	410,728	130,295

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	95,194	74,111	21,083
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	75,608	80,040	(4,432)
Provision for special allowance for credit losses	(10,005)	(7,251)	(2,754)
Allowance for credit to specific foreign borrowers	4,139	(1,676)	5,815
Losses on loans write-offs	(6,180)	(9,442)	3,262
Provision for contingent losses included in credit costs	26,814	6,001	20,812
Gains on loans written-off	8,117	7,775	342
Losses on sales of other loans, etc.	(3,298)	(1,384)	(1,913)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,018,990	292,490	726,499
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	528,864	265,834	263,029

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	1,642,276	1,361,450	280,825
Net interest income	1,276,294	845,033	431,261
Trust fees	7,082	5,847	1,235
Net fees and commissions	391,557	341,612	49,944
Net trading profits	69,305	41,607	27,697
Net other operating profits	(101,964)	127,349	(229,314)
Net gains (losses) on debt securities	(276,365)	72,284	(348,650)
General and administrative expenses	985,397	912,711	72,686
Amortization of goodwill	3,749	3,180	569
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	660,628	451,919	208,708
Net operating profits before provision for general allowance for credit losses	656,878	448,739	208,139
Provision for general allowance for credit losses (1)	42,919	—	42,919
Net operating profits*1	699,798	448,739	251,058
Net non-recurring gains (losses)	(541,407)	154,006	(695,413)
Credit costs (2)	(314,345)	(37,870)	(276,474)
Losses on loan write-offs*2	(255,988)	(33,630)	(222,357)
Provision for specific allowance for credit losses	(59,810)	—	(59,810)
Other credit costs	1,453	(4,240)	5,694
Reversal of allowance for credit losses (3)	—	51,939	(51,939)
Reversal of reserve for contingent losses included in credit costs (4)	27,960	5,379	22,580
Gains on loans written-off (5)	34,276	29,224	5,051
Net gains (losses) on equity securities	57,583	105,137	(47,554)
Gains on sales of equity securities	126,250	123,294	2,956
Losses on sales of equity securities	(14,523)	(13,968)	(555)
Losses on write-down of equity securities	(54,143)	(4,187)	(49,955)
Equity in earnings of equity method investees	23,118	13,580	9,537
Other non-recurring gains (losses)*2	(370,000)	(13,385)	(356,615)

Ordinary profits	158,391	602,746	(444,355)

Net extraordinary gains (losses)	(32,721)	35,214	(67,936)
Net gains (losses) on disposition of fixed assets	1,413	11,120	(9,707)
Losses on impairment of fixed assets	(4,149)	(17,674)	13,525
Net gains (losses) on sales of shares of affiliates	(29,985)	29,053	(59,038)
Gains on change in equity	—	8,419	(8,419)
Gains on sales of shares of subsidiaries	—	4,295	(4,295)
Profits before income taxes	125,669	637,961	(512,291)
Income taxes-current	144,784	110,670	34,114
Income taxes-deferred	42,097	55,651	(13,554)
Total taxes	186,881	166,322	20,559
Profits	(61,212)	471,638	(532,851)
Profits attributable to non-controlling interests	(17,352)	21,119	(38,471)

Profits attributable to owners of parent	(43,859)	450,519	(494,379)

Profits attributable to owners of parent, taking into account gains on sale of shares in MUB*3	404,268	450,519	(46,251)

Note:

*1.  Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUB, an aggregate of ¥631,861 million of losses were recognized primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥385,215 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥232,571 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3.  “Profits attributable to owners of parent, taking into account gains on sale of shares in MUB” reflects the above-described losses of ¥631,861 million recognized under accounting treatment applied in connection with the planned sale of the shares in MUB net of ¥448,127 million of extraordinary gains that are expected to be recorded in connection with the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(209,188)	48,673	(257,862)

Number of consolidated subsidiaries	116	115	1
Number of affiliated companies accounted for under the equity method	47	44	3

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	962,280	792,232	170,048
Domestic gross profits	460,329	434,984	25,344
Net interest income	352,945	273,230	79,714
Net fees and commissions	105,967	108,217	(2,250)
Net trading profits	1,446	535	910
Net other operating profits	(29)	53,000	(53,030)
Net gains (losses) on debt securities	(17,448)	49,799	(67,247)
Non-domestic gross profits	501,951	357,247	144,704
Net interest income	470,269	209,280	260,989
Net fees and commissions	116,599	80,650	35,949
Net trading profits	34,830	23,595	11,235
Net other operating profits	(119,748)	43,721	(163,470)
Net gains (losses) on debt securities	(260,468)	18,402	(278,870)
General and administrative expenses	557,828	547,367	10,461
Personnel expenses	181,549	178,521	3,028
Non-personnel expenses	343,314	342,818	496
Amortization of goodwill	817	776	40
Taxes	32,964	26,027	6,936
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	405,269	245,641	159,628
Net operating profits before provision for general allowance for credit losses	404,452	244,864	159,587
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	404,452	244,864	159,587
Net non-recurring gains (losses)	222,256	180,475	41,781
Credit costs (2)	(9,479)	(10,827)	1,348
Reversal of allowance for credit losses (3)	69,633	70,952	(1,318)
Reversal of reserve for contingent losses included in credit costs (4)	26,840	6,090	20,750
Gains on loans written-off (5)	8,117	7,775	342
Net gains (losses) on equity securities	62,504	100,418	(37,914)
Gains on sales of equity securities	125,466	117,536	7,930
Losses on sales of equity securities	(14,466)	(13,925)	(540)
Losses on write-down of equity securities	(48,495)	(3,192)	(45,303)
Other non-recurring gains (losses)	64,639	6,066	58,572

Ordinary profits	626,708	425,340	201,368

Net extraordinary gains (losses)	(7,664)	4,292	(11,957)
Net gains (losses) on disposition of fixed assets	169	10,974	(10,804)
Losses on impairment of fixed assets	(2,585)	(6,637)	4,051
Losses on sales of shares of affiliates	(5,248)	—	(5,248)
Income before income taxes	619,044	429,632	189,411
Income taxes-current	106,063	74,651	31,411
Income taxes-deferred	71,954	46,627	25,327
Total taxes	178,017	121,278	56,738

Net income	441,026	308,353	132,672

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	95,112	73,990	21,122
Provision for general allowance for credit losses	75,499	79,881	(4,382)
Provision for special allowance for credit losses	(10,004)	(7,252)	(2,752)
Allowance for credit to specific foreign borrowers	4,139	(1,676)	5,815
Losses on loans write-off	(6,180)	(9,442)	3,262
Provision for contingent losses included in credit costs	26,840	6,090	20,750
Gains on loans written-off	8,117	7,775	342
Losses on sales of other loans, etc.	(3,298)	(1,384)	(1,913)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	682,368	176,662	505,706
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	429,537	150,825	278,711

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	319,285	298,250	21,035
Gross profits before credit costs for trust accounts	319,285	298,201	21,084
Trust fees	64,552	65,938	(1,385)
Trust fees before credit costs for trust accounts	64,552	65,889	(1,336)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,446	8,739	(1,293)
Other trust fees	57,106	57,149	(42)
Credit costs for trust accounts (1)	—	49	(49)
Net interest income	315,996	69,201	246,795
Net fees and commissions	147,877	153,927	(6,049)
Net trading profits	(31,935)	8,332	(40,267)
Net other operating profits	(177,206)	850	(178,057)
Net gains (losses) on debt securities	(220,496)	(4,372)	(216,123)
General and administrative expenses	196,103	191,096	5,007
Amortization of goodwill	6,472	5,714	757
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	129,654	112,819	16,834
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	123,182	107,105	16,076
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	123,182	107,154	16,027
Net non-recurring gains (losses)	15,066	20,845	(5,779)
Credit costs (3)	(0)	(9)	9
Losses on loan write-offs	(0)	(9)	9
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	—	—
Reversal of allowance for credit losses (4)	52	187	(134)
Reversal of reserve for contingent losses included in credit costs (5)	—	68	(68)
Gains on loans written-off (6)	11	9	1
Net gains (losses) on equity securities	16,314	19,236	(2,921)
Gains on sales of equity securities	18,635	20,466	(1,830)
Losses on sales of equity securities	(1,146)	(485)	(660)
Losses on write-down of equity securities	(1,174)	(744)	(430)
Equity in earnings of equity method investees	943	702	240
Other non-recurring gains (losses)	(2,255)	650	(2,905)

Ordinary profits	138,248	128,000	10,248

Net extraordinary gains (losses)	(1,975)	(1,006)	(969)
Net gains (losses) on disposition of fixed assets	190	420	(229)
Losses on impairment of fixed assets	(2,166)	(1,426)	(739)
Profits before income taxes	136,272	126,994	9,278
Income taxes-current	43,940	33,853	10,087
Income taxes-deferred	(2,727)	3,557	(6,284)
Total taxes	41,213	37,410	3,803
Profits	95,059	89,583	5,475
Profits attributable to non-controlling interests	238	284	(46)

Profits attributable to owners of parent	94,821	89,299	5,522

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses -Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	63	305	(241)

Number of consolidated subsidiaries	105	104	1
Number of affiliated companies accounted for under the equity method	4	5	(1)

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States) To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	126,000	108,100	17,899
Profits attributable to owners of parent	96,833	89,978	6,854
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2022 (A)	September 30, 2021 (B)	(Decrease) (A) - (B)
Gross profits	213,863	205,235	8,627
Gross profits before credit costs for trust accounts	213,863	205,186	8,676
Domestic gross profits	150,217	128,651	21,566
Trust fees	56,194	58,216	(2,021)
Trust fees before credit costs for trust accounts	56,194	58,167	(1,972)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,446	8,739	(1,293)
Other trust fees	48,748	49,427	(678)
Credit costs for trust accounts (1)	—	49	(49)
Net interest income	36,802	25,674	11,128
Net fees and commissions	41,727	44,529	(2,802)
Net trading profits	(17,811)	2,895	(20,707)
Net other operating profits	33,305	(2,664)	35,969
Net gains (losses) on debt securities	(5,407)	861	(6,268)
Non-domestic gross profits	63,645	76,584	(12,939)
Net interest income	300,014	76,973	223,040
Net fees and commissions	369	1,059	(689)
Net trading profits	(14,830)	3,053	(17,884)
Net other operating profits	(221,908)	(4,501)	(217,406)
Net gains (losses) on debt securities	(214,984)	(5,132)	(209,851)
General and administrative expenses	97,633	93,629	4,004
Personnel expenses	32,425	31,108	1,317
Non-personnel expenses	60,090	58,080	2,009
Taxes	5,116	4,439	677
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	116,229	111,557	4,672
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	116,229	111,606	4,623
Net non-recurring gains (losses)	18,086	20,524	(2,438)
Credit costs (3)	(27)	(88)	61
Reversal of allowance for credit losses (4)	108	160	(51)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	0	0
Net gains (losses) on equity securities	16,370	19,072	(2,701)
Gains on sales of equity securities	18,635	20,456	(1,820)
Losses on sales of equity securities	(1,146)	(485)	(660)
Losses on write-down of equity securities	(1,118)	(899)	(219)
Other non-recurring gains (losses)	1,634	1,381	253

Ordinary profits	134,316	132,131	2,184

Net extraordinary gains (losses)	(1,853)	(946)	(906)
Net gains (losses) on disposition of fixed assets	189	145	44
Losses on impairment of fixed assets	(2,161)	(1,426)	(734)
Income before income taxes	132,462	131,184	1,278
Income taxes-current	35,526	23,593	11,932
Income taxes-deferred	(3,061)	5,216	(8,277)
Total taxes	32,464	28,810	3,654

Net income	99,997	102,374	(2,376)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	81	120	(39)
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	109	159	(49)
Provision for special allowance for credit losses	(0)	1	(1)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(0)	—	(0)
Provision for contingent losses included in credit costs	(26)	(88)	61
Gains on loans written-off	0	0	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	336,621	115,828	220,792
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	99,327	115,009	(15,681)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2022 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2021 (B)
Total average interest rate on interest-earning assets (a)	0.51	0.10	0.40
Average interest rate on loans and bills discounted (b)	0.75	0.01	0.73
Average interest rate on securities	0.58	0.31	0.26
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.32	(0.02)	0.34
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.10	0.00	0.10
Overall interest rate spread (a)-(c)	0.19	0.12	0.06
Interest rate spread (b)-(d)	0.75	0.01	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.76	0.01	0.75
Interest rate spread (e)-(d)	0.76	0.01	0.75

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2022 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2021 (B)
Total average interest rate on interest-earning assets (a)	0.76	0.27	0.49
Average interest rate on loans and bills discounted (b)	0.36	(0.00)	0.36
Average interest rate on securities	2.54	1.11	1.43
Total average interest rate on interest-bearing liabilities (c)	0.16	0.06	0.09
Average interest rate on deposits and NCD (d)	0.01	(0.00)	0.02
Overall interest rate spread (a)-(c)	0.60	0.20	0.39
Interest rate spread (b)-(d)	0.34	0.00	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.74	0.06	0.68
Interest rate spread (e)-(d)	0.72	0.07	0.65

(Reference) BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2022 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2021 (B)
Average interest rate on loans and bills discounted (a)	0.73	0.01	0.72
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.73	0.01	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.76	0.01	0.75
Interest rate spread (c)-(b)	0.76	0.01	0.75

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,102.5	7,910.5	17,853.4	27,866.6
Receive-floater/pay-fix	327.4	7,256.7	5,639.8	13,224.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,429.9	15,167.3	23,493.3	41,090.6

BK Consolidated
	(in billions of yen)
	As of September 30, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,102.5	7,272.0	17,739.4	27,114.0
Receive-floater/pay-fix	10.2	5,886.0	3,850.6	9,746.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,112.7	13,158.0	21,590.1	36,860.9

TB Consolidated
	(in billions of yen)
	As of September 30, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	—	532.1	83.9	616.1
Receive-floater/pay-fix	307.1	1,295.8	1,753.2	3,356.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	307.1	1,828.0	1,837.2	3,972.4

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	13,847,100	(216,778)	13,389	230,167	4,595,108	14,236	29,136	14,899
Domestic bonds	7,932,721	(9,363)	12,002	21,365	1,983,383	8,946	13,695	4,748
Government bonds	7,225,308	(5,800)	12,002	17,802	1,748,029	10,167	13,689	3,521
Municipal bonds	569,920	(3,226)	—	3,226	175,071	(1,111)	4	1,115
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	137,492	(336)	—	336	60,283	(110)	1	111
Other	5,914,378	(207,414)	1,387	208,801	2,611,724	5,290	15,441	10,151
Foreign bonds	3,223,324	(179,292)	637	179,930	234,652	(8,728)	49	8,777
Other	2,691,054	(28,122)	749	28,871	2,377,072	14,019	15,392	1,373

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	70,792,263	769,382	3,065,278	2,295,896	74,909,679	2,391,884	3,617,882	1,225,998
Domestic equity securities	4,235,767	2,592,402	2,628,913	36,511	4,613,704	2,914,100	2,960,076	45,975
Domestic bonds	36,936,294	(154,167)	37,175	191,343	40,433,641	(61,811)	87,345	149,157
Government bonds	29,194,634	(120,041)	21,206	141,248	31,411,854	(55,402)	64,264	119,666
Municipal bonds	3,936,889	(21,416)	3,316	24,732	4,146,145	(8,315)	6,671	14,987
Short-term corporate bonds	91,003	0	2	1	1,010,637	29	48	18
Corporate bonds	3,713,766	(12,710)	12,650	25,361	3,865,004	1,876	16,361	14,485
Other	29,620,201	(1,668,851)	399,189	2,068,041	29,862,332	(460,404)	570,460	1,030,865
Foreign equity securities	197,112	25,568	30,149	4,580	218,599	27,791	49,635	21,844
Foreign bonds	20,506,676	(1,840,924)	9,100	1,850,025	22,030,527	(852,866)	76,676	929,542
Other	8,916,412	146,503	359,939	213,435	7,613,205	364,670	444,148	79,478

Note:

* In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments—Credit losses.” Therefore, Unrealized gains (losses) as of September 30, 2022 in the above table do not include ¥385,215 million of such valuation losses.

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	11,257,055	(165,132)	13,387	178,520	2,728,406	297	15,131	14,833
Stocks of subsidiaries and affiliates	610,147	473,828	478,508	4,679	625,594	535,950	537,751	1,800

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	52,841,231	891,974	2,347,644	1,455,670	55,874,928	1,904,848	2,746,330	841,482
Domestic equity securities	3,533,963	2,106,297	2,137,907	31,609	3,855,125	2,380,640	2,418,512	37,872
Domestic bonds	35,084,390	(114,687)	36,634	151,321	37,547,364	(42,152)	85,177	127,330
Other	14,222,878	(1,099,636)	173,103	1,272,739	14,472,439	(433,638)	242,640	676,279
Foreign equity securities	160,541	18,677	23,124	4,446	165,955	18,877	40,706	21,829
Foreign bonds	8,117,592	(1,104,823)	1,966	1,106,790	9,852,226	(581,375)	5,121	586,497
Other	5,944,744	(13,490)	148,012	161,502	4,454,257	128,859	196,812	67,953
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	21,703,685	12,472,109	6,565,845	2,275,471	21,487,517	9,420,731	5,355,684	3,266,814
Government bonds	21,272,469	8,636,989	4,149,164	1,046,395	20,987,225	5,953,200	2,828,608	1,960,988
Municipal bonds	136,190	2,202,878	1,970,688	—	154,954	1,980,386	1,987,686	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	295,025	1,632,241	445,992	1,229,076	345,337	1,487,145	539,389	1,305,825
Other	3,424,139	2,604,053	1,285,070	8,498,479	2,832,704	2,237,751	3,226,076	5,019,375
Foreign equity securities	18,116	21,018	—	—	—	12,204	—	—
Foreign bonds	1,833,422	1,585,069	473,326	7,034,365	1,663,915	1,324,385	2,529,851	4,568,726
Other	1,572,600	997,966	811,744	1,464,114	1,168,788	901,161	696,224	450,648
Total	25,127,825	15,076,162	7,850,915	10,773,951	24,320,221	11,658,483	8,581,760	8,286,190

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,482,507	(50,777)	1	50,778	1,770,646	10,587	10,653	66
Stocks of subsidiaries and affiliates	88,946	7,900	8,177	277	68,203	4,512	4,722	210

	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	11,029,021	(10,560)	657,234	667,795	12,685,391	471,160	758,386	287,225
Domestic equity securities	741,509	441,400	448,069	6,669	790,399	477,909	488,348	10,439
Domestic bonds	1,809,650	(39,609)	536	40,146	2,852,749	(19,783)	2,166	21,950
Other	8,477,861	(412,350)	208,628	620,979	9,042,242	13,035	267,870	254,835
Foreign equity securities	79	62	62	—	63	46	46	—
Foreign bonds	6,349,401	(572,778)	2,301	575,080	6,631,313	(211,307)	32,230	243,537
Other	2,128,380	160,365	206,264	45,899	2,410,865	224,295	235,593	11,298
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2022				As of March 31, 2022
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	92,906	504,279	657,750	554,713	1,032,852	203,174	891,297	725,424
Government bonds	—	328,447	523,206	423,092	14,307	60,216	721,277	602,570
Municipal bonds	—	68,992	128,060	—	—	53,565	144,623	—
Short-term corporate bonds	91,003	—	—	—	1,010,637	—	—	—
Corporate bonds	1,902	106,840	6,482	131,621	7,908	89,392	25,396	122,854
Other	969,366	1,641,933	3,120,593	3,567,749	305,151	2,114,693	3,214,312	3,112,766
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	968,117	1,416,827	3,041,994	3,404,969	304,884	1,934,510	3,145,175	3,017,388
Other	1,249	225,105	78,598	162,779	266	180,182	69,136	95,378
Total	1,062,273	2,146,212	3,778,343	4,122,463	1,338,004	2,317,867	4,105,610	3,838,191

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2022 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2021 (B)
ROE	2.91	(8.00)	10.91

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
(1) Total capital ratio (4)/(7)	13.04%	(1.25)%	14.29%
(2) Tier 1 capital ratio (5)/(7)	11.15%	(1.23)%	12.38%
(3) Common Equity Tier 1 capital ratio (6)/(7)	9.82%	(1.24)%	11.06%
(4) Total capital	17,234.2	(624.3)	17,858.6
(5) Tier 1 capital	14,743.4	(732.8)	15,476.2
(6) Common Equity Tier 1 capital	12,984.2	(839.6)	13,823.9
(7) Risk weighted assets	132,159.3	7,245.1	124,914.2
(8) Required Capital (7)×8%	10,572.7	579.6	9,993.1

BK Consolidated	(in billions of yen)
	As of September 30, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
(1) Total capital ratio (4)/(7)	11.27%	(1.66)%	12.94%
(2) Tier 1 capital ratio (5)/(7)	9.67%	(1.44)%	11.11%
(3) Common Equity Tier 1 capital ratio (6)/(7)	8.49%	(1.37)%	9.86%
(4) Total capital	13,936.3	(140.5)	14,076.8
(5) Tier 1 capital	11,956.6	(135.5)	12,092.1
(6) Common Equity Tier 1 capital	10,496.1	(232.4)	10,728.5
(7) Risk weighted assets	123,573.2	14,820.4	108,752.8
(8) Required Capital (7)×8%	9,885.8	1,185.6	8,700.2

TB Consolidated	(in billions of yen)
	As of September 30, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
(1) Total capital ratio (4)/(7)	19.37%	(1.41)%	20.78%
(2) Tier 1 capital ratio (5)/(7)	16.86%	(2.16)%	19.03%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.14%	(2.16)%	17.31%
(4) Total capital	1,928.8	(40.4)	1,969.2
(5) Tier 1 capital	1,679.2	(124.0)	1,803.3
(6) Common Equity Tier 1 capital	1,508.3	(132.1)	1,640.4
(7) Risk weighted assets	9,957.1	481.2	9,475.9
(8) Required Capital (7)×8%	796.5	38.4	758.0

BK Non-consolidated	(in billions of yen)
	As of September 30, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
(1) Total capital ratio (4)/(7)	10.03%	(1.87)%	11.91%
(2) Tier 1 capital ratio (5)/(7)	8.59%	(1.61)%	10.20%
(3) Common Equity Tier 1 capital ratio (6)/(7)	7.27%	(1.53)%	8.81%
(4) Total capital	10,674.4	(493.0)	11,167.5
(5) Tier 1 capital	9,134.2	(431.5)	9,565.7
(6) Common Equity Tier 1 capital	7,738.1	(523.5)	8,261.6
(7) Risk weighted assets	106,322.0	12,592.7	93,729.3
(8) Required Capital (7)×8%	8,505.7	1,007.4	7,498.3

TB Non-consolidated	(in billions of yen)
	As of September 30, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
(1) Total capital ratio (4)/(7)	18.44%	(1.52)%	19.97%
(2) Tier 1 capital ratio (5)/(7)	16.19%	(2.22)%	18.42%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.65%	(2.23)%	16.89%
(4) Total capital	2,039.8	(82.9)	2,122.8
(5) Tier 1 capital	1,790.9	(166.4)	1,957.3
(6) Common Equity Tier 1 capital	1,620.4	(174.4)	1,794.8
(7) Risk weighted assets	11,056.2	430.8	10,625.3
(8) Required Capital (7)×8%	884.5	34.4	850.0

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt	251,057	252,148	(1,090)
Doubtful	789,126	799,214	(10,088)
Special Attention	438,723	420,453	18,269
Accruing loans contractually past due 3 months or more	19,801	12,104	7,697
Restructured loans	418,921	408,348	10,572
Subtotal (A)	1,478,907	1,471,816	7,090

Normal(B)	133,483,280	122,326,614	11,156,666
Total loans (C=A+B)	134,962,187	123,798,430	11,163,757

Non-performing loans ratio (A)/(C)	1.09%	1.18%	(0.09)%

Write-offs	243,094	246,542	(3,448)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2022	Coverage ratio (D)/(A)	As of March 31, 2022	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,172,792	79.30%	1,222,162	83.03%	(49,369)	(3.73)%
General allowance for credit losses	724,278		736,701		(12,422)
Specific allowance for credit losses	415,299		448,107		(32,807)
Allowance for credit to specific foreign borrowers	33,214		37,353		(4,139)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	768,785	866,668	(97,883)
Overseas	710,122	605,147	104,974
Asia	363,148	302,941	60,206
Indonesia	42,058	40,628	1,429
Singapore	43,169	39,672	3,497
Thailand	205,669	164,128	41,540
Hong Kong	—	—	—
Other	72,250	58,512	13,738
Americas	170,073	178,132	(8,058)
Europe, Middle East and Other	176,900	124,073	52,826

Total	1,478,907	1,471,816	7,090

Classified by Industry	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	768,785	866,668	(97,883)
Manufacturing	194,478	258,373	(63,895)
Construction	7,428	7,942	(514)
Wholesale and retail	105,028	128,476	(23,448)
Finance and insurance	7,251	7,546	(295)
Real estate, goods rental and leasing	42,643	43,774	(1,130)
Services	127,293	134,754	(7,460)
Other industries	20,352	18,285	2,066
Consumer	264,309	267,515	(3,206)
Overseas	710,122	605,147	104,974
Financial institutions	1,554	10,394	(8,839)
Commercial and industrial	581,063	479,990	101,072
Other	127,503	114,762	12,741

Total	1,478,907	1,471,816	7,090

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt	102,123	105,939	(3,815)
Doubtful	589,032	602,884	(13,851)
Special Attention	277,097	282,145	(5,048)
Accruing loans contractually past due 3 months or more	12,729	5,601	7,128
Restructured loans	264,367	276,544	(12,176)
Subtotal (A)	968,253	990,968	(22,715)

Normal (B)	111,223,663	102,429,934	8,793,729
Total loans (C=A+B)	112,191,916	103,420,902	8,771,013

Non-performing loans ratio (A)/(C)	0.86%	0.95%	(0.09)%

Write-offs	205,715	206,093	(378)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	736,334	76.04%	762,202	76.91%	(25,868)	(0.86)%
Allowance for credit losses (D)	304,516		357,001		(52,485)
Collateral, guarantees, etc. (E)	431,818		405,201		26,617

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	102,123		4,336		97,787			100.00%
	[105,939	]	[11,885	]	[94,053	]		[100.00	%]
Doubtful	589,032		232,828		240,803			80.40%
	[602,884	]	[275,683	]	[223,749	]		[82.84	%]
Special Attention	277,097		67,351		93,227			57.95%
	[282,145	]	[69,432	]	[87,397	]		[55.58	%]
Total	968,253		304,516		431,818			76.04%
	[990,968	]	[357,001	]	[405,201	]		[76.91	%]

Note: The upper figures are as of September 30, 2022. The lower figures with brackets are as of March 31, 2022.
(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	587,546	689,877	(102,330)
Overseas	380,706	301,091	79,614
Asia	118,362	100,863	17,499
Indonesia	3,246	2,823	423
Singapore	43,169	39,672	3,497
Thailand	—	—	—
Hong Kong	—	—	—
Other	71,946	58,368	13,577
Americas	106,168	96,239	9,928
Europe, Middle East and Other	156,174	103,987	52,186
Total	968,253	990,968	(22,715)

Classified by Industry
	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	587,546	689,877	(102,330)
Manufacturing	193,297	257,609	(64,311)
Construction	7,343	7,893	(550)
Wholesale and retail	103,477	127,043	(23,566)
Finance and insurance	7,229	7,524	(295)
Real estate	27,002	29,981	(2,979)
Goods rental and leasing	15,620	13,772	1,848
Services	127,241	134,708	(7,467)
Other industries	20,031	18,041	1,989
Consumer	86,303	93,301	(6,998)
Overseas	380,706	301,091	79,614
Financial institutions	891	—	891
Commercial and industrial	379,632	300,913	78,718
Other	183	177	5
Total	968,253	990,968	(22,715)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt				102,075	105,796	(3,720)
Doubtful				587,491	601,264	(13,772)
Special Attention				277,097	282,145	(5,048)
Accruing loans contractually past due 3 months or more				12,729	5,601	7,128
Restructured loans				264,367	276,544	(12,176)
Subtotal (A)				966,664	989,206	(22,541)

Normal(B)				107,980,440	99,472,730	8,507,709
Total loans (C=A+B)				108,947,104	100,461,936	8,485,168

Non-performing loans ratio (A)/(C)				0.88%	0.98%	(0.09)%

Write-offs				205,682	206,061	(378)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2022	Coverage ratio [(D) + (E)] / (A)	As of March 31, 2022	Coverage ratio [(D) + (E)] / (A)	Increase (Decrease)	Coverage ratio [(D) + (E)] /(A)
Covered amount	734,745	76.00%	760,440	76.87%	(25,694)	(0.86)%
Allowance for credit losses(D)	304,516		357,001		(52,485)
Collateral, guarantees, etc.(E)	430,229		403,438		26,791

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D) + (E)] / (A)
Bankrupt or De facto Bankrupt	102,075		4,336		97,739		100.00%		100.00%
	[105,796	]	[11,885	]	[93,911	]	[100.00	%]	[100.00	%]
Doubtful	587,491		232,828		239,262		66.86%		80.35%
	[601,264	]	[275,683	]	[222,129	]	[72.71	%]	[82.79	%]
Special Attention	277,097		67,351		93,227		36.63%		57.95%
	[282,145	]	[69,432	]	[87,397	]	[35.65	%]	[55.58	%]
Total	966,664		304,516		430,229		56.76%		76.00%
	[989,206	]	[357,001	]	[ 403,438	]	[60.94	%]	[76.87	%]

Note: The upper figures are as of September 30, 2022. The lower figures with brackets are as of March 31, 2022.

(4)  Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	585,958	688,114	(102,156)
Overseas	380,706	301,091	79,614
Asia	118,362	100,863	17,499
Indonesia	3,246	2,823	423
Singapore	43,169	39,672	3,497
Thailand	—	—	—
Hong Kong	—	—	—
Other	71,946	58,368	13,577
Americas	106,168	96,239	9,928
Europe, Middle East and Other	156,174	103,987	52,186

Total	966,664	989,206	(22,541)

Classified by Industry	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	585,958	688,114	(102,156)
Manufacturing	193,297	257,609	(64,311)
Construction	7,343	7,893	(550)
Wholesale and retail	103,477	127,043	(23,566)
Finance and insurance	7,229	7,524	(295)
Real estate	26,993	29,971	(2,978)
Goods rental and leasing	15,620	13,772	1,848
Services	127,241	134,708	(7,467)
Other industries	20,031	18,041	1,989
Consumer	84,724	91,548	(6,824)
Overseas	380,706	301,091	79,614
Financial institutions	891	—	891
Commercial and industrial	379,632	300,913	78,718
Other	183	177	5

Total	966,664	989,206	(22,541)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt				47	142	(94)
Doubtful				1,537	1,618	(80)
Special Attention				—	—	—
Accruing loans contractually past due 3 months or more				—	—	—
Restructured loans				—	—	—
Subtotal (A)				1,585	1,761	(175)

Normal(B)				3,238,907	2,952,474	286,432
Total loans (C=A+B)				3,240,493	2,954,236	286,257

Non-performing loans ratio (A)/(C)				0.04%	0.05%	(0.01)%

Write-offs				32	32	0

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.
Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)
	(in millions of yen)
	As of September 30, 2022	Coverage ratio [(D)+(E)] / (A)	As of March 31, 2022	Coverage ratio [(D)+(E)] / (A)	Increase (Decrease)	Coverage ratio [(D)+(E)] / (A)
Covered amount	1,585	100.00%	1,761	100.00%	(175)	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	1,585		1,761		(175)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	47		—		47		—		100.00%
	[142	]	[—	]	[142	]	[—	]	[100.00	%]
Doubtful	1,537		—		1,537		—		100.00%
	[1,618	]	[—	]	[1,618	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1,585		—		1,585		—		100.00%
	[1,761	]	[—	]	[1,761	]	[—	]	[100.00	%]

Note: The upper figures are as of September 30, 2022. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	1,585	1,761	(175)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	1,585	1,761	(175)

Classified by Industry	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	1,585	1,761	(175)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	8	9	(0)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,576	1,751	(174)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	1,585	1,761	(175)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt				—	—	—
Doubtful				2	1	1
Special Attention				—	—	—
Accruing loans contractually past due 3 months or more				—	—	—
Restructured loans				—	—	—
Subtotal (A)				2	1	1

Normal(B)				4,315	4,728	(413)
Total loans (C=A+B)				4,318	4,730	(412)

Non-performing loans ratio (A)/(C)				0.06%	0.03%	0.03%

Write-offs				—	—	—

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	2	100.00%	1	100.00%	1	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	2		1		1

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	2		—		2		—		100.00%
	[1	]	[—	]	[1	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	2		—		2		—		100.00%
	[1	]	[—	]	[1	]	[—	]	[100.00	%]
Note: The upper figures are as of September 30, 2022. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Industry	(in millions of yen)
	As of September 30, 2022	As of March 31, 2022	Increase (Decrease)
Domestic	2	1	1
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2	1	1

Total	2	1	1

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA (*1)
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[97.7]		[3.8]	[0.5] (*2)	100.00%	i) Bankrupt or De facto Bankrupt [102.1]
Substantially Bankrupt Borrowers

Potentially Bankrupt Borrowers	[240.8]		[348.2]		66.86%	ii) Doubtful [589.0]

Borrowers Requiring Caution (Special Attention Borrowers)	[277.0]				36.63%	iii) Special Attention [277.0]
						Accruing loans contractually past due 3 months or more [12.7]
						Restructured loans [264.3]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [111,219.3]
Normal Borrowers

						Non-Performing Loans

						i) + ii) + iii)
						968.2

						Loans to Be Disclosed under the Banking Act and the FRA

						i) + ii) + iii) + iv)
						112,187.5

(*1)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly,	the “Loans to Be Disclosed under the Banking Act and the FRA” from March 31, 2022 are disclosed herein in accordance with such definitions.
(*2)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022 (A)	As of September 30, 2022 (B)	(B) - (A)
Assets newly categorized during fiscal 2019	196,249	107,696	60,536	54,586	(5,949)
Assets newly categorized during fiscal 2020		274,842	182,845	171,618	(11,227)
Assets newly categorized during fiscal 2021			321,978	256,310	(65,667)
Assets newly categorized during fiscal 2022				73,782

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2022
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	2,108
Reconstructive treatment	77,482
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	6,078
Write-offs	2,560
Others	3,045
Collection / Repayment	(7,223)
Upgrade	10,269

Total	91,275	15,355	75,919

Amount in process for disposition	98,443

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022 (A)	As of September 30, 2022 (B)	(B) - (A)
Assets newly categorized during fiscal 2019	841	359	138	132	(5)
Assets newly categorized during fiscal 2020		706	272	136	(135)
Assets newly categorized during fiscal 2021			635	345	(290)
Assets newly categorized during fiscal 2022				377

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2022
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	550
Collection / Repayment	227
Upgrade	323

Total	551	90	461

Amount in process for disposition	88

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	70,396,484	1,236,993	69,159,490
Manufacturing	11,680,275	261,819	11,418,456
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	191,256	7,996	183,260
Construction	774,425	46,903	727,522
Utilities	2,292,949	18,111	2,274,838
Communication and information services	1,111,850	(97,631)	1,209,481
Transport and postal activities	2,401,443	101,444	2,299,999
Wholesale and retail	6,771,076	(30,649)	6,801,725
Finance and insurance	9,132,738	203,033	8,929,705
Real estate	9,410,822	107,701	9,303,121
Goods rental and leasing	2,372,144	192,586	2,179,558
Services	2,769,284	(192,221)	2,961,506
Municipal government	1,367,767	(29,600)	1,397,368
Other industries (including loans to the Japanese government)	20,120,452	647,507	19,472,945
Overseas offices and loans booked at offshore markets	31,114,285	5,996,215	25,118,069

Total	101,510,769	7,233,209	94,277,559

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	15,551,132	(211,623)	15,762,755
Housing loans	14,864,300	(206,703)	15,071,003
Residential purpose	13,123,238	(178,428)	13,301,666
Other	686,831	(4,920)	691,752
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	39,950,510	(519,959)	40,470,470
% to total domestic loans	56.75%	(1.76)%	58.51%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	67,162,656	1,259,614	65,903,041
Manufacturing	11,678,875	261,819	11,417,056
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	191,256	7,996	183,260
Construction	774,425	46,903	727,522
Utilities	2,292,949	68,111	2,224,838
Communication and information services	1,101,862	(97,663)	1,199,525
Transport and postal activities	2,381,443	101,444	2,279,999
Wholesale and retail	6,771,076	(30,649)	6,801,725
Finance and insurance	8,023,774	194,967	7,828,807
Real estate	9,409,357	107,873	9,301,484
Goods rental and leasing	2,372,144	192,586	2,179,558
Services	2,739,226	(192,214)	2,931,440
Municipal government	1,367,461	(29,586)	1,397,047
Other industries (including loans to the Japanese government)	18,058,808	628,028	17,430,780
Overseas offices and loans booked at offshore markets	30,328,418	5,810,225	24,518,193

Total	97,491,075	7,069,840	90,421,234

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	14,793,667	(168,624)	14,962,292
Housing loans	14,107,891	(163,954)	14,271,845
Residential purpose	12,367,305	(135,729)	12,503,035
Other	685,776	(4,670)	690,446
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	38,730,792	(404,824)	39,135,616
% to total domestic loans	57.66%	(1.71%)	59.38%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	2,119,579	(16,450)	2,136,030
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	(5,000)	5,000
Communication and information services	9,988	32	9,956
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	328,520	(35,437)	363,958
Real estate	667	(37)	705
Goods rental and leasing	—	—	—
Services	30,058	(7)	30,066
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	1,750,345	24,002	1,726,343
Overseas offices and loans booked at offshore markets	785,866	185,989	599,876

Total	2,905,445	169,539	2,735,906

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	754,225	(42,754)	796,980
Housing loans	753,169	(42,505)	795,675
Residential purpose	752,710	(42,460)	795,170
Other	1,055	(248)	1,304
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	959,033	(110,477)	1,069,511
% to total domestic loans	45.24%	(4.82)%	50.07%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	1,114,247	(6,170)	1,120,418
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	(45,000)	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	780,443	43,503	736,940
Real estate	798	(133)	932
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	306	(14)	321
Other industries (including loans to the Japanese government)	311,299	(4,522)	315,822
Overseas offices and loans booked at offshore markets	—	—	—

Total	1,114,247	(6,170)	1,120,418

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	3,239	(243)	3,482
Housing loans	3,239	(242)	3,481
Residential purpose	3,222	(238)	3,460
Other	0	(0)	0
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	260,685	(4,657)	265,343
% to total domestic loans	23.39%	(0.28)%	23.68%

Mitsubishi UFJ Financial Group, Inc.

10. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Americas	11,731,139	2,522,810	9,208,328
United States	9,718,290	2,361,084	7,357,205
Canada	766,861	5,141	761,719
Brazil	470,346	30,251	440,095
Mexico	353,945	54,578	299,366
Others	421,695	71,754	349,941
Asia/Oceania	13,287,010	2,007,165	11,279,844
Hong Kong	2,561,889	452,354	2,109,534
Singapore	1,858,926	184,433	1,674,493
China	1,772,254	(115,610)	1,887,865
Australia	1,679,649	398,375	1,281,274
India	1,034,821	247,614	787,206
Taiwan	1,026,329	277,513	748,815
Indonesia	976,983	241,902	735,081
Malaysia	802,113	170,001	632,112
Korea	431,876	85,463	346,412
New Zealand	354,189	(4,668)	358,858
Viet Nam	340,591	38,966	301,625
Others	447,385	30,820	416,564
EMEA	9,132,711	1,486,017	7,646,693
United Kingdom	2,190,891	105,580	2,085,310
Netherlands	979,095	165,452	813,643
Germany	715,721	128,328	587,392
France	558,904	169,828	389,076
Saudi Arabia	540,424	117,648	422,776
Luxembourg	531,659	122,754	408,904
Switzerland	331,340	43,650	287,690
Ireland	324,486	59,451	265,035
United Arab Emirates	266,349	95,830	170,518
Turkey	220,504	26,201	194,303
Italy	197,987	36,584	161,403
Mauritius	171,237	102,387	68,849
Russia	164,153	7,089	157,063
Belgium	149,014	(10,161)	159,175
Spain	142,420	52,425	89,994
Qatar	140,409	3,742	136,666
Oman	102,243	14,088	88,155
Others	1,405,865	245,135	1,160,730

Total	34,150,860	6,015,994	28,134,866

Note:MUAH, KS and BDI have the following loan balances in the consolidated financial statements.
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
MUAH	10,484,712	1,382,085	9,102,626
KS	5,829,381	913,417	4,915,963
BDI	1,117,070	198,347	918,722

Mitsubishi UFJ Financial Group, Inc.

11. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	198,478,747	4,229,467	194,249,280
Deposits (average balance)	200,336,538	4,796,187	195,540,350
Loans (ending balance)	100,396,521	7,239,380	93,157,141
Loans (average balance)	98,809,502	6,928,507	91,880,995

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	187,040,676	3,683,799	183,356,877
Deposits (average balance)	188,942,212	4,343,659	184,598,552
Loans (ending balance)	97,491,075	7,069,840	90,421,234
Loans (average balance)	95,983,240	6,944,765	89,038,475

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	11,438,070	545,667	10,892,403
Deposits (average balance)	11,394,325	452,527	10,941,798
Loans (ending balance)	2,905,445	169,539	2,735,906
Loans (average balance)	2,826,262	(16,258)	2,842,520

Mitsubishi UFJ Financial Group, Inc.

12. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	89,763,264	1,494,373	88,268,890
Corporations and others	77,943,240	(2,070,107)	80,013,348
Domestic deposits	167,706,504	(575,733)	168,282,238

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	83,474,292	1,421,112	82,053,180
Corporations and others	74,721,591	(2,159,647)	76,881,238
Domestic deposits	158,195,883	(738,535)	158,934,418

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	6,288,972	73,261	6,215,710
Corporations and others	3,221,648	89,539	3,132,109
Domestic deposits	9,510,621	162,801	9,347,819

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

13. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deferred tax assets	1,051.6	360.4	691.1
Allowance for credit losses	213.0	(38.8)	251.8
Write-down on investment securities	389.1	8.5	380.5
Unrealized losses on Available-for-sale securities	300.2	276.1	24.1
Reserve for retirement benefits	82.1	(4.3)	86.4
Reserve for contingent losses	16.9	(9.8)	26.8
Depreciation and Impairment losses	72.9	(6.6)	79.5
Devaluation on land upon merger	22.3	(0.7)	23.0
Net deferred losses on hedging instruments	218.5	159.9	58.5
Other	182.5	17.0	165.5
Valuation allowance	(446.3)	(40.9)	(405.3)
Deferred tax liabilities	663.7	9.8	653.9
Unrealized gains on Available-for-sale securities	470.6	(17.4)	488.1
Revaluation gains on securities upon merger	48.3	(0.9)	49.3
Gains on securities contributed to employees’ retirement benefits trust	45.2	(0.0)	45.2
Other	99.4	28.2	71.2
Net deferred tax assets	387.8	350.6	37.2

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2017	FY2018	FY2019	FY2020	FY2021	Interim FY2022
Net operating profits before provision for general allowance for credit losses	554.3	388.4	395.2	388.0	374.4	404.4
Total credit costs	56.0	128.5	11.8	(223.3)	(234.0)	95.1
Income before income taxes	580.0	767.2	(535.9)	205.5	286.1	619.0
Reconciliation to taxable income	(156.0)	(500.2)	844.6	98.5	343.3	(213.3)
Taxable income	424.0	267.0	308.7	304.1	629.5	405.6

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deferred tax assets	79.7	22.1	57.5
Gains on securities related to employees’ retirement benefits trust	35.3	0.7	34.5
Group tax sharing transactions	18.1	10.3	7.8
Unrealized losses on Available-for-sale securities	11.0	10.4	0.5
Depreciation and Impairment losses	9.8	(0.4)	10.3
Write-down on investment securities	9.1	(0.0)	9.2
Reserve for contingent losses	4.0	(0.2)	4.2
Other	17.8	0.5	17.2
Valuation allowance	(25.7)	0.8	(26.5)
Deferred tax liabilities	173.3	(85.0)	258.3
Reserve for retirement benefits	99.9	7.9	91.9
Net deferred gains on hedging instruments	61.2	42.6	18.5
Unrealized gains on Available-for-sale securities	—	(136.2)	136.2
Other	12.1	0.6	11.5
Net deferred tax assets	(93.6)	107.2	(200.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2017	FY2018	FY2019	FY2020	FY2021	Interim FY2022
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.1	144.5	142.3	132.3	176.4	116.2
Total credit costs	23.4	1.3	0.8	0.0	0.1	0.0
Income before income taxes	249.7	127.9	148.6	129.4	210.6	132.4
Reconciliation to taxable income	(69.5)	(79.2)	(39.3)	(26.5)	(37.4)	(23.7)
Taxable income	180.2	48.7	109.3	102.9	173.1	108.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Assets:
Cash and due from banks	87,398,956	82,455,337
Call loans	1,011,623	708,419
Receivables under resale agreements	732,237	1,591,077
Monetary claims bought	3,765,016	4,808,490
Trading assets	4,935,769	7,465,576
Money held in trust	52,379	47,458
Securities	61,212,185	66,891,843
Loans and bills discounted	90,421,234	97,491,075
Foreign exchanges	1,813,205	1,890,576
Other assets	7,527,866	10,759,110
Tangible fixed assets	719,349	706,100
Intangible fixed assets	365,782	387,432
Prepaid pension costs	469,438	517,259
Deferred tax assets	37,243	387,897
Customers’ liabilities for acceptances and guarantees	7,826,011	9,043,966
Allowance for credit losses	(650,033)	(527,589)

Total assets	267,638,266	284,624,032

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Liabilities:
Deposits	183,356,877	187,040,676
Negotiable certificates of deposit	7,575,964	9,765,794
Call money	287,401	943,815
Payables under repurchase agreements	9,752,120	17,868,611
Commercial papers	1,321,859	2,157,281
Trading liabilities	2,645,871	4,395,506
Borrowed money	36,532,121	31,111,305
Foreign exchanges	2,577,305	2,455,881
Bonds payable	1,355,232	1,451,520
Other liabilities	5,296,077	10,309,695
Reserve for bonuses	30,459	22,515
Reserve for bonuses to directors	153	49
Reserve for stocks payment	3,749	3,525
Reserve for retirement benefits	7,091	7,663
Reserve for loyalty award credits	1,166	1,360
Reserve for contingent losses	87,530	55,503
Deferred tax liabilities for land revaluation	90,620	88,457
Acceptances and guarantees	7,826,011	9,043,966

Total liabilities	258,747,613	276,723,131

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,616,656	2,726,169
Revenue reserve	190,044	190,044
Other retained earnings	2,426,611	2,536,125
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,705,982	1,815,496
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,561,189	7,670,703

Net unrealized gains (losses) on available-for-sale securities	1,280,620	548,019
Net deferred gains (losses) on hedging instruments	(130,402)	(492,166)
Land revaluation excess	179,246	174,344

Total valuation and translation adjustments	1,329,464	230,198

Total net assets	8,890,653	7,900,901

Total liabilities and net assets	267,638,266	284,624,032

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Ordinary income	1,284,130	2,177,024
Interest income	636,808	1,310,981
Interest on loans and bills discounted	388,829	669,810
Interest and dividends on securities	172,778	471,473
Fees and commissions	266,290	307,184
Trading income	27,250	39,414
Other operating income	137,078	277,512
Other ordinary income	216,702	241,931
Ordinary expenses	858,790	1,550,315
Interest expenses	154,301	487,768
Interest on deposits	39,281	198,904
Fees and commissions	77,422	84,617
Trading expenses	3,119	3,137
Other operating expenses	40,356	329,247
General and administrative expenses	537,678	556,572
Other ordinary expenses	45,912	88,971

Ordinary profits	425,340	626,708

Extraordinary gains	13,967	4,336
Extraordinary losses	9,675	12,001

Income before income taxes	429,632	619,044

Income taxes - current	74,651	106,063
Income taxes - deferred	46,627	71,954

Total taxes	121,278	178,017

Net income	308,353	441,026

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Assets:
Cash and due from banks	13,249,884	11,732,148
Call loans	447,474	350,000
Receivables under resale agreements	93,704	67,212
Receivables under securities borrowing transactions	253,065	280,278
Monetary claims bought	69,335	138,908
Trading assets	70,093	92,209
Money held in trust	160,333	164,192
Securities	15,295,690	14,329,518
Loans and bills discounted	2,735,906	2,905,445
Foreign exchanges	201,309	305,361
Other assets	2,166,137	2,542,840
Tangible fixed assets	126,011	123,724
Intangible fixed assets	86,486	89,866
Prepaid pension costs	419,442	445,356
Customers’ liabilities for acceptances and guarantees	15,756	27,641
Allowance for credit losses	(998)	(896)

Total assets	35,389,633	33,593,809

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Liabilities:
Deposits	10,892,403	11,438,070
Negotiable certificates of deposit	2,999,695	3,701,269
Call money	509,212	460,122
Payables under repurchase agreements	6,068,561	5,652,371
Payables under securities lending transactions	2,415	100
Commercial papers	706,848	899,873
Trading liabilities	124,191	224,029
Borrowed money	2,903,628	1,818,766
Foreign exchanges	366,916	272,664
Short-term bonds payable	289,999	350,998
Bonds payable	110,000	30,000
Due to trust accounts	6,875,205	5,188,204
Other liabilities	1,130,301	1,426,454
Reserve for bonuses	5,004	4,747
Reserve for bonuses to directors	93	32
Reserve for stocks payment	2,677	2,675
Reserve for retirement benefits	33	—
Reserve for contingent losses	13,944	13,104
Deferred tax liabilities	200,818	93,617
Deferred tax liabilities for land revaluation	3,794	3,790
Acceptances and guarantees	15,756	27,641

Total liabilities	33,221,500	31,608,538

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,315,188	1,368,326
Revenue reserve	73,714	73,714
Other retained earnings	1,241,474	1,294,612
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	1,102,269	1,155,407
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,795,438	1,848,575

Net unrealized gains (losses) on available-for-sale securities	330,727	(1,877)
Net deferred gains (losses) on hedging instruments	42,138	138,751
Land revaluation excess	(171)	(180)

Total valuation and translation adjustments	372,694	136,694

Total net assets	2,168,132	1,985,270

Total liabilities and net assets	35,389,633	33,593,809

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Ordinary income	292,596	644,486
Trust fees	58,216	56,194
Interest income	120,123	450,252
Interest on loans and bills discounted	8,913	13,615
Interest and dividends on securities	106,287	407,682
Fees and commissions	69,434	66,433
Trading income	5,969	27
Other operating income	15,713	49,799
Other ordinary income	23,139	21,778
Ordinary expenses	160,465	510,170
Interest expenses	17,530	113,569
Interest on deposits	1,514	13,584
Fees and commissions	23,846	24,337
Trading expenses	20	32,670
Other operating expenses	22,879	238,402
General and administrative expenses	93,529	97,170
Other ordinary expenses	2,658	4,020

Ordinary profits	132,131	134,316

Extraordinary gains	976	764
Extraordinary losses	1,923	2,618

Income before income taxes	131,184	132,462

Income taxes - current	23,593	35,526
Income taxes - deferred	5,216	(3,061)

Total taxes	28,810	32,464

Net income	102,374	99,997

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Assets:
Loans and bills discounted	1,120,418	1,114,247
Securities	67,663,477	66,031,495
Beneficiary rights to the trust	108,857,810	114,818,271
Securities held in custody accounts	3,230,600	3,492,250
Monetary claims	40,409,077	37,545,288
Tangible fixed assets	19,066,909	19,860,610
Intangible fixed assets	147,570	157,984
Other claims	2,520,092	2,552,673
Call loans	1,292,609	2,288,294
Due from banking account	11,862,710	8,198,421
Cash and due from banks	5,124,019	5,695,907

Total	261,295,295	261,755,445

Liabilities:
Money trusts	29,852,422	29,198,041
Pension trusts	12,339,538	11,521,153
Property formation benefit trusts	6,532	6,305
Investment trusts	112,937,424	117,379,882
Money entrusted other than money trusts	5,820,407	6,191,820
Securities trusts	5,795,848	5,760,072
Monetary claim trusts	36,599,637	33,694,547
Equipment trusts	138,279	147,369
Land and fixtures trusts	18,522	18,448
Composite trusts	57,786,682	57,837,802

Total	261,295,295	261,755,445

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 485,019 millions of yen as of March 31, 2022 and 514,725 millions of yen as of September 30, 2022.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Assets:
Loans and bills discounted	4,730	4,318
Other	7,059,590	5,445,044

Total	7,064,320	5,449,362

Liabilities:
Principal	7,064,123	5,449,219
Allowance for bad debts	14	12
Other	182	130

Total	7,064,320	5,449,362

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2022	As of September 30, 2022
Total funds	56,090,592	55,864,841

Deposits	10,892,403	11,438,070
Negotiable certificates of deposit	2,999,695	3,701,269
Money trusts	29,852,422	29,198,041
Pension trusts	12,339,538	11,521,153
Property formation benefit trusts	6,532	6,305

Loans and bills discounted	3,856,324	4,019,693

Banking account	2,735,906	2,905,445
Trust account	1,120,418	1,114,247

Investment securities	82,959,167	80,361,014

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.